DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02020208

NO ACT
P.E 1-14-01
8-53368

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

January 30, 2002


Mr. Marc H. Stoltz
Financial and Operations Principal
SFL Securities LLC
C/o Financial Services, LLC
100 Quentin Roosevelt Boulevard, Suite 516
Garden City, NY 11530


| | |
|---|---|
| Act | 34 |
| Section | 17 |
| Rule | 17a-5 |
| Public Availability | 2-13-02 |

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Stoltz:

We have received your letter dated January 14, 2001, in which you request on behalf of SFL Securities LLC (the "Firm"), relief from the requirement that the Firm file an annual audited report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 20, 2001. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an annual audited report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31. Because the Firm's registration with the Commission became effective on November 20, 2001, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2001. The Firm had not conducted any securities business as of December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. However, the annual report for the year ending December 31, 2002 must cover the entire period from November 20, 2001, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa

E. David Hwa
Special Counsel

cc: Susan DeMando, NASD Regulation

edh

SENT BY:

100 Quentin Roosevelt Boulevard, Suite 516 • Garden City, New York 11530

(516) 222-9111 FAX (516) 222 9120

FINANCIAL SERVICES, LLC

January 14, 2002

Mr. Michael Macchiaroli
Associate Director
Office of Risk Management
Division of Market Regulation
Securities & Exchange Commission
450 Fifth Street, N.W.
Mail Stop 5-1
Washington, D.C. 20549

Re: SFL Securities LLC
SEC file No. 8-53308
CRD no. 113325

Dear Mr. Macchiaroli:

On behalf of SFL Securities, LLC, ("SFL"), we hereby request a waiver of the requirement for SFL to file an audited financial statement for the period ended December 31, 2001, pursuant to Rule 17a-5 (d) of the Securities Exchange Act of 1934 (the "Act").

We base our request upon the fact SFL's NASD membership was granted on November 1, 2001. Prior to that date, SFL had not conducted business of any type. Since that date and through December 31, 2001 SFL, whose only line of business will be to engage in the private placement of securities, has not yet conducted any business other than to generate de minimus interest on its capital of $15,000.

At the time of this request SFL is in compliance with the net capital provisions of the Act.

We believe it would be an unfair burden for SFL to incur the costs of an audit for a stub period during which no meaningful business activity took place. We understand our audit requirement for the period ending December 31, 2002 will cover the 2001 stub period.

Please do not hesitate to contact me if you require any additional information.

Very truly yours,

Marc H. Stoltz
Financial and Operations Principal

********************
*** RX REPORT ***
********************

RECEPTION OK

| | |
|---|---|
| TX/RX NO | 5963 |
| CONNECTION TEL | 5165429021 |
| CONNECTION ID | |
| ST. TIME | 01/14 17:41 |
| USAGE T | 00'57 |
| PGS. | 2 |
| RESULT | OK |

David

FINANCIAL SERVICES, LLC

100 Quentin Roosevelt Boulevard, Suite 516 • Garden City, New York 11530

(516) 222-9111 FAX (516) 542-9021

## FAX TRANSMITTAL SHEET

**Date:** January 14, 2002

**Subject:** SFL Securities LLC

SEC no. 8-53308 / CRD no. 113325

Request for Waiver to file

December 31, 2001 audit report

**To:** Mr. Tom McGowan

**Number:** 202 942 9553

**From:** Marc H. Stoltz FinOp

COMMENTS:

Mr. McGowan, the attached is being sent to you pursuant to the direction of Mr. Michael Macchiaroli. Can you please acknowledge receipt of this communication by e mail (mhs@jrllc.com) ,fax (516) 542 9021 or telephone (516) 222 9111.

An original letter has been sent via US mail today.

Thank you for your attention to this matter.

Number of Pages (including transmittal) ( 2 )

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# Organization Registration Status

| | |
|---|---|
| Organization CRD#: 113325 | Organization Name: SFL SECURITIES, LLC |
| Organization SEC#: 8-53308 | Applicant Name: SFL SECURITIES, LLC |

| SEC / Jurisdiction / NASD | Registration Status | Status Effective Date |
|---|---|---|
| SEC | Approved - | 11/20/2001 |
| NASD | Approved - | 11/20/2001 |

| SEC / SRO / Jurisdiction | Registration Status | Status Effective Date |
|---|---|---|
| SEC | Approved - | 11/20/2001 |
| NASD | Approved - | 11/20/2001 |
| NY | No Status - | 05/17/2001 |